UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission file number: 001-42409

Pony AI Inc.

(Exact Name of Registrant as Specified in Its Charter)

1301 Pearl Development Building

1 Mingzhu 1st Street, Hengli Town, Nansha District

Guangzhou, People’s Republic of China, 511458

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement - (1) Proposed Amendment of the Memorandum and Articles of Association; (2) Proposed Adoption of the 2026 Share Scheme; and (3) Proposed Grant of RSUs to Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pony AI Inc.

Date: January 23, 2026	By:	/s/ Jun Peng
Name: Dr. Jun Peng
Title: Chairman of the Board, Chief Executive Officer